UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

For Immediate Release

SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2017

Highlights

•	SQM reported net income(1) for the three months ended March 31, 2017 of US$103.2 million.

•	First quarter 2017 revenues were US$531.9 million, higher than revenues reported during the first quarter of 2016.

•	EBITDA(2) margin for the first three months of 2017 reached 40.7%.

•	Earnings per ADR totaled US$0.39 for the three months ended March 31, 2017.

•	SQM will hold a conference call to discuss these results on Thursday, May 18, at 10:00am ET (10:00am Chile time).

Participant Dial-In (Toll Free):	1-855-238-1018

Participant International Dial-In:	1-412-542-4107

Webcast:	http://services.choruscall.com/links/sqm170518.html

Santiago, Chile. May 17, 2017.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2017 of US$103.2 million (US$0.39 per ADR), an increase from $US58.5 million (US$0.22 per ADR) reported for the three months ended March 31, 2016. Gross profit(3) reached US$177.9 million (33.5% of revenues) for the three months ended March 31, 2017, higher than US$113.6 million (29.0% of revenues) recorded for the three months ended March 31, 2016. Revenues totaled US$531.9 million for the three months ended March 31, 2017, representing an increase of 35.8% compared to US$391.8 million reported for the three months ended March 31, 2016.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “Strong sales volumes during the first quarter contributed to our strong results; our sales volumes increased in every business line when compared to the first quarter of 2016. Our strategy to increase iodine sales volumes is yielding results; we reported the highest quarterly sales volumes of iodine and derivatives than we have seen in over five years, and we believe our volume growth could surpass 15% in 2017 when compared to 2016.”

“In the potassium business line, sales volumes increased almost 40% compared to the first quarter of 2016. However, as previously reported, we still expect lower sales volumes this year. Even though prices this quarter were lower than prices seen last year in the potassium and SPN business lines, our expectations for this year are better now than how they were a few months ago. Furthermore, we saw solar salt sales volumes reach approximately 45.000 MT during the first quarter, boosting revenues in the industrial chemical business line.”

He continued by saying, “So far in 2017, we have seen stronger lithium demand growth than we previously expected, and now estimate that demand growth should reach approximately 14% this year. Under this new scenario, we believe that for the rest of the year the market could remain tight. To meet this growing demand, and to take advantage of strong prices in the lithium market, we have decided to expand of our lithium carbonate capacity in Chile from 48,000 to 63,000 MT/year. We estimate that this expansion will be completed during the second half of 2018, and will require approximately US$50 million of capital expenditure.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the three months ended March 31, 2017 totaled US$138.1 million, a decrease of 2.1% compared to US$141.1 million reported for the three months ended March 31, 2016.

Specialty Plant Nutrition Sales Volumes and Revenues:

		2017	2016	2017/2016
Specialty Plant Nutrition Total Volumes	Th. MT	186.0	174.1	11.9	6.8%
Sodium Nitrate	Th. MT	5.5	4.5	1.0	23%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	116.8	102.2	14.5	14%
Specialty Blends	Th. MT	33.3	33.1	0.2	1%
Other specialty plant nutrients (*)	Th. MT	30.4	34.3	-3.9	-11%
Specialty Plant Nutrition Revenues	MUS$	138.1	141.1	-3.0	-2.1%
*Includes trading of other specialty fertilizers.

First quarter revenues in the specialty plant nutrition business line were lower when compared to the first quarter 2016; slightly higher sales volumes helped offset lower average prices. Average prices were stable during the first quarter 2017 compared to the previous quarter, and we believe prices could remain flat for the remainder of this year.

We saw a slight decrease in sales volumes in the water soluble market due to a delayed season in Europe, but we believe that this market will recuperate its growth during the second and third quarters. We remain confident in the future of the potassium nitrate and specialty fertilizer markets, and will continue to invest to develop and expand the market.

SPN gross profit(4) accounted for approximately 16% of SQM’s consolidated gross profit for the three months ended March 31, 2017.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2017 were US$68.6 million, an increase of 17.6% compared to US$58.3 million generated for the three months ended March 31, 2016.

Iodine and Derivative Sales Volumes and Revenues:

		2017	2016	2017/2016
Iodine and Derivatives	Th. MT	3.4	2.4	1.0	44%
Iodine and Derivatives Revenues	MUS$	68.6	58.3	10.3	18%

Higher iodine revenues were the result of higher sales volumes in the first quarter 2017 compared to the fourth quarter 2016. In the first three months this year, we saw a downward trend in iodine pricing with average prices falling to approximately US$20/kilogram, a decrease of about 18% compared to average prices seen in the first quarter of 2016. In recent months, we have seen prices stabilize.

Our sales volumes during the first three months of 2017 totaled 3,400 MT, approximately 44% higher than sales volumes seen during first quarter 2016. The sales volumes in the first quarter of 2017 were higher than expected, and the overall sales volumes for the year could be approximately 15% higher when compared to 2016. In line with our existing iodine strategy, these higher sales volumes will allow us to increase our market share again in 2017.

Gross profit for the Iodine and Derivatives segment accounted for approximately 5% of SQM’s consolidated gross profit for the three months ended March 31, 2017.

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$155.9 million during the three months ended March 31, 2017, an increase of 97.6% compared to US$78.9 million for the three months ended March 31, 2016.

Lithium and Derivatives Sales Volumes and Revenues:

		2017	2016	2017/2016
Lithium and Derivatives	Th. MT	12.3	10.9	1.4	12%
Lithium and Derivatives Revenues	MUS$	155.9	78.9	77.0	98%

The lithium market could exceed expectations in 2017, since we believe demand growth could be around 14% this year. The supply growth rate is expected to be similar to the growth in demand, and therefore market prices could remain relatively flat during the second half of the year.

This pricing trend, coupled with higher sales volumes impacted our revenues in the first quarter 2017. Despite our sales volumes increasing 12% during the three months ended March 31, 2017 compared to the same period last year; we expect our annual sales volumes to remain similar to sales volumes seen during 2016.

Gross profit for the Lithium and Derivatives segment accounted for approximately 60% of SQM’s consolidated gross profit for the three months ended March 31, 2017.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2017 totaled US$109.0 million, a 29.3% increase compared to the US$84.3 million reported for the three months ended March 31, 2016.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		2017	2016	2017/2016
Potassium Chloride and Potassium Sulfate	Th. MT	395.1	285.2	109.9	39%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	109.0	84.3	24.7	29%

We saw a 39% increase in sales volumes in the first quarter 2017 compared to the first quarter 2016. The increased sales volumes, seen during the three months ended March 31, 2017 when compared to the same period 2016, were due to lower stocks and higher sales in Brazil during the beginning of the year. We saw average prices from the potassium chloride and potassium sulfate business line fall approximately 7% during the first quarter 2017 when compared to the same period in 2016, reaching US$276/MT. However, average prices slightly recovered during the end of 2016 and this trend continued throughout the first quarter 2017 with the average prices being approximately 6% higher in the first quarter 2017 compared to the last quarter 2016.

We estimate that 2017 global potash demand may increase 2 million tons, surpassing 60 million tons for the year. We will have better visibility into the potassium chloride market and pricing once contracts between the largest producers and Chinese customers are closed. As previously reported, our focus on lithium production will lead to a decrease in potassium chloride production in 2017, resulting in lower potassium sales volumes of approximately 15%.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 8% of SQM’s consolidated gross profit for the three months ended March 31, 2017.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2017 amounted to US$51.8 million, a 205.5% increase compared to US$16.9 million for the three months ended March 31, 2016.

Industrial Chemicals Sales Volumes and Revenues:

		2017	2016	2017/2016
Industrial Nitrates	Th. MT	64.7	20.4	44.3	217%
Industrial Chemicals Revenues	MUS$	51.8	16.9	34.8	206%

Revenues in the industrial chemicals business line increased as a result of higher sales volumes, led by solar salts sales, which reached approximately 45,000 MT. Prices during the three months ended March 31, 2017 slightly decreased compared to the three months ended March 31, 2016.

Gross profit for the Industrial Chemicals segment accounted for approximately 10% of SQM’s consolidated gross profit for the three months ended March 31, 2017.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$8.6 million for the three months ended March 31, 2017, a decrease compared to US$12.3 million for the three months ended March 31, 2016.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$293.4 million for the three months ended March 31, 2017, an increase of 34.5% compared to US$218.1 million for the same period in 2016. This increase reflects the significantly higher sales volumes reported during the first quarter 2017.

Administrative Expenses

Administrative expenses totaled US$22.2 million (4.2% of revenues) for the three months ended March 31, 2017, compared to US$18.1million (4.6% of revenues) for the three months ended March 31, 2016

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2017 were US$10.3 million, compared to US$13.1 million for the three months ended March 31, 2016.

Income Tax Expense

For the three months ended March 31, 2017, the income tax expense reached US$43.3 million, representing an effective tax rate of 29.6%, compared to an income tax expense of US$24.0 million during the three months ended March 31, 2016. The Chilean corporate tax rate was 24% during 2016 and increased to 25.5% in 2017.

EBITDA

EBITDA for the three months ended March 31, 2017 was US$216.3 million (EBITDA margin of 40.7%), compared to US$155.7 million for the three months ended March 31, 2016 (EBITDA margin of 39.7%).

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

Balance Sheet

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2017	2016

Total Current Assets	2,400.0	2,332.2
Cash and cash equivalents	511.8	514.7
Other current financial assets	353.9	289.2
Accounts receivable (1)	480.8	451.0
Inventory	959.3	993.1
Others	94.2	84.3

Total Non-current Assets	1,849.4	1,886.4
Other non-current financial assets	19.9	14.1
Investments in related companies	128.4	133.1
Property, plant and equipment	1,490.9	1,532.7
Other Non-current Assets	210.3	206.5

Total Assets	4,249.5	4,218.6

Total Current Liabilities	665.3	580.3
Short-term debt	158.8	179.1
Others	506.4	401.2

Total Long-Term Liabilities	1,328.2	1,331.0
Long-term debt	1,063.6	1,093.4
Others	264.6	237.6

Shareholders' Equity before Minority Interest	2,195.0	2,246.1

Minority Interest	61.0	61.2

Total Shareholders' Equity	2,256.0	2,307.3

Total Liabilities & Shareholders' Equity	4,249.5	4,218.6

Liquidity (2)	3.6	4.0

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

Income Statement

(US$ Millions)	For the 1st quarter		For the three months ended Mar. 31,
	2017	2016	2017	2016

Revenues	531.9	391.8	531.9	391.8

Specialty Plant Nutrition (1)	138.1	141.1	138.1	141.1
Iodine and Iodine Derivatives	68.6	58.3	68.6	58.3
Lithium and Lithium Derivatives	155.9	78.9	155.9	78.9
Industrial Chemicals	51.8	16.9	51.8	16.9
Potassium Chloride & Potassium Sulfate	109.0	84.3	109.0	84.3
Other Income	8.6	12.3	8.6	12.3

Cost of Goods Sold	(293.4)	(218.1)	(293.4)	(218.1)
Depreciation and Amortization	(60.6)	(60.2)	(60.6)	(60.2)

Gross Profit	177.9	113.6	177.9	113.6

Administrative Expenses	(22.2)	(18.1)	(22.2)	(18.1)
Financial Expenses	(12.6)	(17.4)	(12.6)	(17.4)
Financial Income	2.4	4.3	2.4	4.3
Exchange Difference	1.7	(4.2)	1.7	(4.2)
Other	(0.8)	4.5	(0.8)	4.5

Income Before Taxes	146.3	82.7	146.3	82.7

Income Tax	(43.3)	(24.0)	(43.3)	(24.0)

Net Income before minority interest	103.0	58.6	103.0	58.6

Minority Interest	0.2	(0.1)	0.2	(0.1)

Net Income	103.2	58.5	103.2	58.5
Net Income per Share (US$)	0.39	0.22	0.39	0.22

(1) Includes other specialty fertilizers

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 17, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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